UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Syntroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871630109

(CUSIP Number)

October 21, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871630109

1.	Names of Reporting Persons Tyson Foods, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,000,000[1]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,000,000[1]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%[2]

12.	Type of Reporting Person (See Instructions) CO

_________________________

1 Represents warrants to purchase 8,000,000 shares of common stock of Syntroleum Corporation (the “Company”) at an exercise price of $0.01 per share.

2 Based on 63,927,783 shares of common stock outstanding, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and assuming the full exercise of the warrants.

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CUSIP No. 871630109

1.	Names of Reporting Persons Tyson Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,000,000[3]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,000,000[3]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%[4]

12.	Type of Reporting Person (See Instructions) PN

_________________________

3 Represents warrants to purchase 8,000,000 shares of common stock of the Company at an exercise price of $0.01 per share.

4 Based on 63,927,783 shares of common stock outstanding, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and assuming the full exercise of the warrants.

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CUSIP No. 871630109

1.	Names of Reporting Persons Donald J. Tyson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,000,000[5]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,000,000[5]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000[5]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%[6]

12.	Type of Reporting Person (See Instructions) IN

_________________________

5 Represents warrants to purchase 8,000,000 shares of common stock of the Company at an exercise price of $0.01 per share.

6 Based on 63,927,783 shares of common stock outstanding, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and assuming the full exercise of the warrants.

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Item 1.
(a)	Name of Issuer Syntroleum Corporation
(b)	Address of Issuer’s Principal Executive Offices 4322 South 49th West Avenue Tulsa, Ok 74107

Item 2.
(a)

Name of Persons Filing

Tyson Foods, Inc.

Tyson Limited Partnership

Donald J. Tyson

This Schedule 13G is filed on behalf of each of the parties listed above (collectively, the “Reporting Persons”).

On June 30, 2008, Syntroleum Corporation (the “Company”) and Tyson Foods, Inc. (“Tyson Foods”) entered into a Warrant Agreement providing for the issuance of warrants to Tyson Foods to purchase shares of the Company’s common stock (the “Warrant Shares”) in exchange for Tyson Foods providing credit support for the Company’s 50% share of the guarantee of certain bonds relating to Dynamic Fuels LLC, the 50/50 joint venture between the Company and Tyson Foods. The Company issued 8,000,000 warrants to Tyson Foods at an exercise price of $0.01 per share, which fully vested on October 21, 2008 upon Tyson Foods providing a letter of credit to secure the bonds.

The Warrant Shares may be deemed to be indirectly beneficially owned by the Reporting Persons other than Tyson Foods by virtue of the following relationships: (i) Tyson Limited Partnership owned 70,000,000 shares of Class B common stock of Tyson Foods, or 99.9% of the total shares of such class outstanding as of March 25, 2009; and (ii) Donald J. Tyson is a member of the Board of Directors of Tyson Foods and the managing general partner of Tyson Limited Partnership, with a 54.1166% combined percentage interest as a general and limited partner in Tyson Limited Partnership.

Each of Tyson Limited Partnership and Donald J. Tyson expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence The principal business address of each Reporting Person is: 2200 Don Tyson Parkway Springdale, Arkansas 72762-6999
(c)	Citizenship Tyson Foods, Inc. - Delaware Tyson Limited Partnership - Delaware Donald J. Tyson – U.S. Citizen

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(d)	Title of Class of Securities Warrants to purchase common stock, par value $.01 per share
(e)	CUSIP No. 871630109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership
The information requested by clauses (a) through (c) of this Item 4 is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G.
Item 5.	Ownership of 5 Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. See Exhibit A.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

TYSON FOODS, INC.

By: /s/ R. Read Hudson

Name: R. Read Hudson

Title: Vice President, Associate General Counsel

and Secretary

TYSON LIMITED PARTNERSHIP

By: /s/ Harry C. Erwin III

Name: Harry C. Erwin III

Title: General Partner

/s/ Donald J. Tyson

DONALD J. TYSON

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Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated March 30, 2009 relating to warrants to purchase the common stock, par value $.01 per share, of Syntroleum Corporation is, and any amendments executed by us shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 30, 2009

TYSON FOODS, INC.

By: /s/ R. Read Hudson

Name: R. Read Hudson

Title: Vice President, Associate General Counsel

and Secretary

TYSON LIMITED PARTNERSHIP

By: /s/ Harry C. Erwin III

Name: Harry C. Erwin III

Title: General Partner

/s/ Donald J. Tyson

DONALD J. TYSON

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